

March 9, 2012

Via E-mail
Mr. Muhtar Kent
Chief Executive Officer
The Coca Cola Company
1 Coca Cola Plaza
NAT 2512
Atlanta, GA 30313

>   **Re: The Coca Cola Company**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed February 23, 2012**
>   **File No. 001-02217**

Dear Mr. Kent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Liquidity ,Capital Resources and Financial Position, page 69

1. We note your disclosure on page 66 that the majority of your cash, cash equivalents and short-term investments are held by your foreign subsidiaries. We also note that a significant portion of your foreign earnings are deemed to be indefinitely reinvested in foreign jurisdictions. To assist investors understand the availability of funds in domestic operations such as payment of debt, dividends, acquisitions and capital expenditures, please provide enhanced disclosures. Please provide and confirm that in future Exchange Act filings you will disclose the following:
   (a) the amount of cash and cash equivalents that are currently held by your foreign subsidiaries;

(b) quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars;

(c) if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries;

(d) explain any other implications or restrictions upon your liquidity that is impacted by the majority of your cash, cash equivalents and short term investments held by foreign subsidiaries.

Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant at 202-551-3388 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Mr. Muhtar Kent
The Coca Cola Company
March 9, 2012
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